Filed by Greenbacker Renewable Energy Co LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Greenbacker Renewable Energy Co LLC

Commission File No.: 000-55610

This filing relates to the proposed transaction between Greenbacker Renewable Energy Company LLC (the “Company”), MN8 Energy Holdings LLC (“MN8”), MN8 Energy LLC, Monarch Merger Sub, LLC, a wholly owned subsidiary of MN8 Energy LLC (“Merger Sub”), and Shareholder Representative Services LLC, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of MN8 Energy LLC (the “Merger”).

On October 22, 2026, the Company hosted a webcast with financial advisors of Company members. A presentation shown by the Company during the webcast is below.

+ ALL - ADVISOR OPERATIONAL CALL Shareholder Vote and Consideration Election Process, materials and key dates for the proposed merger of Greenbacker Renewable Energy Company LLC with MN8 Energy Holdings LLC Carl Weatherley - White Chief Financial Officer, Greenbacker Brandon Praznik EVP, Head of Business Development, Greenbacker Amy Socha Head of Investment Services, Greenbacker OCTOBER 22, 2026

+ Greenbacker / MN8 Merger | All - Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 DISCLOSURE Important Disclosures No Offer This communication relates to the proposed merger (the “Merger”) involving MN8 Energy Holdings LLC (“MN8”) and Greenbacker Renewable Energy Company LLC (“Greenbacker” or “GREC”). This communication is not an offer to sell, or a solicitation of an offer to buy or subscribe for, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Any offer of securities in connection with the Merger is being made only by means of the definitive proxy statement/prospectus, which meets the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Any solicitation of proxies in connection with the Annual Meeting is being made only pursuant to the definitive proxy statement/prospectus. Important Additional Information and Where to Find It In connection with the Merger, MN8 filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S - 4, which was declared effective by the SEC on October 20th, 2026 and that includes a proxy statement of Greenbacker Renewable Energy Company, LLC (“Greenbacker”) that also constitutes a prospectus of MN8, and each of MN8 and Greenbacker may file other relevant documents with the SEC regarding the Merger. Greenbacker filed the definitive proxy statement/prospectus with the SEC on October 20th which will be mailed to the shareholders of Greenbacker. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or Greenbacker may file with the SEC in connection with the Merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245 - 4052. Copies of the documents filed with the SEC by Greenbacker will be available free of charge from Greenbacker under the “Transaction Hub” section of Greenbacker’s website at www.greenbackercapital.com/transaction - hub or by contacting Innisfree M&A Incorporated, Greenbacker’s proxy solicitor, toll free at 1 - 877 - 687 1866 (from the U.S. and Canada) or +1 412 - 232 - 3651 (from other countries). The information included on, or accessible through, MN8’s or Greenbacker’s website is not incorporated by reference into this communication. Participants in the Solicitation Greenbacker, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Greenbacker shareholders in connection with the Merger. Information about Greenbacker's directors and executive officers is available in the definitive proxy statement/prospectus, including under the captions “Greenbacker's Directors, Executive Officers and Corporate Governance,” “Executive Compensation of Greenbacker” and “Beneficial Ownership of Securities of Greenbacker,” Greenbacker's Form 10 - K filed with the SEC on March 9, 2026, Greenbacker's Form 10 - K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by Greenbacker with the SEC. Information about MN8’s directors and executive officers is set forth in the definitive proxy statement/prospectus, including under the captions “Management,” “Executive Compensation of MN8” and “Beneficial Ownership of Securities of MN8”. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests are contained in the definitive proxy statement / prospectus and other relevant materials filed with the SEC. These documents are available free of charge from the sources indicated above. Summaries of Transaction Documents This presentation summarizes certain terms of the Agreement and Plan of Merger, dated as of July 21, 2026 (the “merger agreement”), the proxy card, and the form of Election Form and Letter of Transmittal. These summaries do not purport to be complete and are qualified in their entirety by reference to the full text of those documents and the definitive proxy statement/prospectus, which govern in the event of any inconsistency with this presentation. Capitalized terms used but not defined in this presentation have the meanings given to them in the merger agreement. Screenshots are illustrative and may differ from the materials delivered to individual shareholders. No Advice; No Recommendation Regarding Elections This presentation does not constitute legal, tax, accounting or investment advice. The Greenbacker Board of Directors unanimously recommends that shareholders vote “FOR” each proposal described in the definitive proxy statement/prospectus. Neither Greenbacker nor MN8 makes any recommendation as to the form of merger consideration any shareholder should elect. Each shareholder should consult his, her or its own financial, legal and tax advisors. 2

+ Greenbacker / MN8 Merger | All - Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 DISCLOSURE Important Disclosures (continued) Forward - Looking Statements This communication contains “forward - looking statements” regarding the potential acquisition of Greenbacker within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward - looking statements. The forward - looking statements may include statements regarding the anticipated timing of the mailing of election materials, the Annual Meeting, the Election Deadline and the closing of the Merger, and the form and amount of consideration Greenbacker shareholders may receive. Greenbacker and MN8 generally identify forward looking statements with the words "anticipate," "expect," "intend," "may," "will," "should," "would," and "could," or their negatives, and other similar expressions. Greenbacker and MN8 caution all readers that the forward - looking statements contained in this communication are not guarantees of future performance, and they cannot assure any reader that such statements will prove correct or that the forward - looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward - looking statements due to numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the Merger will not be satisfied, including the risk that the remaining required regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that Greenbacker's shareholders may not approve the merger agreement proposal and the charter amendment proposal, or that the required consents of MN8's members may not be obtained; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the Merger, including resulting expense or delay; the possibility that the Merger will not be completed in the expected timeframe or at all; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or Greenbacker during the pendency of the Merger, such as the ability of MN8 and Greenbacker to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or Greenbacker does business, employee departures, diversion of management's time and attention from ordinary course business operations, or certain restrictions during the pendency of the Merger that may impact MN8's or Greenbacker's ability to pursue certain business opportunities or strategic transactions; the risk that Greenbacker shareholders electing cash or mixed consideration may receive less cash and more MN8 Common Units than elected as a result of the aggregate cash cap and proration; the lack of a public trading market for MN8 Common Units and the uncertainty of their value; the risk that MN8 may not consummate an initial public offering or other liquidity event; the risks related to non - achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the Merger may not be realized or may take longer to realize than expected; and risks related to the integration of Greenbacker into MN8 subsequent to the closing of the Merger and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in the definitive proxy statement/prospectus, including under the captions “Risk Factors” and "Cautionary Statements Regarding Forward - Looking Statements," and in Greenbacker's Annual Report on Form 10 - K for the fiscal year ended December 31, 2025, including in the sections captioned “Forward - Looking Statements” and “Item 1A. Risk Factors,” in its subsequent Quarterly Reports on Form 10 - Q, and in other filings with the SEC. Neither Greenbacker nor MN8 undertakes any obligation to update or revise any forward - looking statements as a result of new information, future events or otherwise, except as otherwise required by law. Dates and Timing Dates in this presentation other than October 7, 2026 (the record date) and October 20, 2026 (the date of effectiveness) are expected dates based on information available as of October 22, 2026 and are subject to change. The Election Deadline is the date publicly announced by Greenbacker pursuant to Section 2.04(a)(ii) of the merger agreement and is currently expected to be 5:00 p.m. Eastern Time on November 23, 2026. Any change to the date of the annual meeting or the Election Deadline will be publicly announced. Delivery timing of proxy and election materials depends on each account’s delivery preference, postal delivery and third - party service providers, and may vary by account. Completion of the Merger Completion of the Merger is subject to the approval of the merger agreement proposal and the charter amendment proposal by Greenbacker shareholders and the satisfaction or waiver of the other conditions set forth in the merger agreement. No merger consideration, whether cash or MN8 common units, will be paid or issued unless the Merger is completed. There can be no assurance that the Merger will be completed on the expected timeline or at all. 3

+ Opening Remarks A walkthrough of the shareholder vote and the consideration election, from delivery of materials through closing PRESENTED BY Carl Weatherley - White Chief Financial Officer, Greenbacker Brandon Praznik EVP, Head of Business Development, Greenbacker Amy Socha Head of Investment Services, Greenbacker AGENDA 1 Key dates 2 The proxy vote 3 The consideration election 4 Effect of not voting or not electing 5 Following closing 6 Contacts, resources and questions 4

KEY DATES

Key Dates: Effectiveness Through Closing

Voting closes at 1:00 p.m. ET and the election deadline is 5:00 p.m. ET, both on Monday, November 23, 2026[1]


October 20
S-4 declared effective; definitive proxy statement/prospectus filed
November 23, 1:00 p.m. ET
Annual Meeting (virtual); voting closes
October 7
Record date
October 23 (expected)
Election materials distribution commences; election website live
December 1 (expected)[3]
Closing
OCTOBER
NOVEMBER
DECEMBER
October 22
Proxy materials delivered by email; voting website live
Week of October 26 (expected)[2]
Physical proxy materials begin to arrive by mail
November 23, 5:00 p.m. ET
Election deadline; materials must be received by the Paying Agent
Within five business days of closing (expected)[3]
Cash consideration paid; MN8 common units issued
VOTING PERIOD October 22 to November 23, 1:00 p.m. ET
ELECTION PERIOD October 23 to November 23, 5:00 p.m. ET

1. Dates other than October 7 and October 20, 2026 are expected dates as of October 22, 2026 and are subject to change. The Election Deadline is the date publicly announced by Greenbacker pursuant to Section 2.04(a)(ii) of the merger agreement; any change will be publicly announced.
2. Proxy and election materials are each delivered by email or physical mail according to each account's delivery preference. Physical election materials follow the email distribution; arrival depends on postal delivery.
3. Closing is subject to shareholder approval of Proposals 3 and 5 and the satisfaction or waiver of the other conditions in the merger agreement. Payment of cash consideration requires receipt by the Paying Agent of a properly completed Election Form and Letter of Transmittal and any required tax forms. MN8 common units are issued in accordance with procedures established by MN8 Energy.

Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3

5

OVERVIEW

Two Separate Shareholder Actions

Voting and electing are delivered separately, use separate credentials and are each completed independently

	Proxy Vote	Consideration Election
Purpose	Vote on the five proposals at the Annual Meeting, including adoption of the merger agreement	Elect the form of merger consideration: MN8 common units, cash, or 50% cash and 50% MN8 common units[1]
Delivered by	Computershare, as proxy agent and tabulator	Computershare Trust Company, N.A., as Paying Agent
Delivery	Email or physical mail per account delivery preference; email delivery begins October 22	Separate distribution, email or physical mail per account delivery preference; expected to commence October 23
Credentials	14-digit Control Number and 8-digit Security Code	11- digit account Code and 9-character Control Code printed on the Election Form
Methods	Internet, automated or live-agent telephone, mail, or online during the virtual Annual Meeting	Consideration Election Website or mail to the Paying Agent
Deadline	Voting closes at the Annual Meeting, November 23, 2026, 1:00 p.m. ET[2]	Received by the Paying Agent by 5:00 p.m. ET, November 23, 2026
Questions	Innisfree M&A Incorporated, proxy solicitor	Georgeson LLC, Information Agent
If no action is taken	Has the same effect as a vote AGAINST Proposals 3 and 5	Deemed an Equity Election: 100% MN8 common units

1. Cash consideration subject to the aggregate cash cap and proration.
2. Cutoff times for internet, telephone and mail voting are set forth in the proxy materials. Shareholders may also vote online during the virtual Annual Meeting using the control number on their proxy card. Election materials are not included in the proxy materials or on the proxy voting website.

Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3

6

THE PROXY VOTE

Proposals on the Ballot

The Greenbacker Board of Directors unanimously recommends that shareholders vote FOR each proposal

No.	Proposal	Purpose	Vote required
1	Election of seven directors to hold office until the next annual meeting or until their successors are elected and qualified	Keeps a duly constituted Board in place, including in the event the merger is not completed	As described in the definitive proxy statement/prospectus
2	Advisory (non-binding) resolution to approve Greenbacker's executive compensation for the fiscal year ended December 31, 2025	Advisory vote on executive compensation ("say-on-pay")	As described in the definitive proxy statement/prospectus
3	**Adoption of the merger agreement (the "merger agreement proposal")**	Approves the merger, with Greenbacker surviving as a wholly owned subsidiary of MN8 Energy	**Simple majority: the affirmative vote of a majority of the voting power of outstanding shares, as of the record date**
4	Advisory (non-binding) approval of compensation that may be paid or become payable to Greenbacker's named executive officers that is based on or otherwise relates to the merger	Advisory vote presented in connection with the merger, as required under SEC rules	As described in the definitive proxy statement/prospectus
5	**Amendment to the definition of "Roll-Up Transaction" in Section 2.2 of the Fifth Operating Agreement (the "charter amendment proposal")**	Makes clear that the merger is not a "Roll-Up Transaction" under Greenbacker's operating agreement	**Simple majority: the affirmative vote of a majority of the voting power of outstanding shares, as of the record date**

Approval of each of Proposals 3 and 5 is a condition to completing the merger. Abstentions and shares not voted have the same effect as a vote AGAINST each of these proposals.[1]

1. A properly executed proxy card returned without voting instructions will be voted "FOR" each proposal. The vote required for, and the effect of abstentions and failures to vote on, each proposal are described in the definitive proxy statement/prospectus.
2. Certain Greenbacker directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Greenbacker shareholders generally. See the definitive proxy statement/prospectus.

MN8 + G | Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 | 7

THE PROXY VOTE

Proxy Materials and the Voting Website

Each account receives a unique Control Number and Security Code, by email or on the printed proxy materials

Delivery

Email or physical mail according to each account's delivery preference. Email delivery begins October 22, and the voting website is live upon delivery. Physical packages are expected to begin arriving the week of October 26.

Credentials

A 14-digit Control Number and 8-digit Security Code, provided in the delivery email or on the printed notice or proxy card. A shareholder with more than one account receives separate credentials for each account, and each account is voted separately.

Documents available on the proxy website

The definitive proxy statement/prospectus, Greenbacker's Annual Report on Form 10-K and the proxy card.


Computershare
Greenbacker

1 **Access the voting website**
Visit www.proxy-direct.com or scan the QR code on the proxy card. The landing page provides the proxy materials; select "Continue to Voting."


Computershare

2 **Enter credentials and vote**
Enter the 14-digit Control Number and 8-digit Security Code, select "Continue to Voting," and record a vote on each of the five proposals.

1. Screenshots of the voting website are illustrative. Delivery timing may vary by account.

Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3

8

+ Greenbacker / MN8 Merger | All - Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 THE PROXY VOTE Methods of Voting Each method records the same vote; the most recent validly submitted proxy for an account is the one counted 1 Internet www.proxy - direct.com, or scan the QR code on the proxy card. Control Number and Security Code required. 2 Telephone Automated: 1 - 800 - 337 - 3503. Available 24 hours; follow the recorded instructions. 3 Live agent 1 - 877 - 687 - 1866. Monday through Friday, 10:00 a.m. to 7:00 p.m. ET, and Saturday, 10:00 a.m. to 2:00 p.m. ET. 4 Mail Sign, date and return the proxy card in the enclosed business reply envelope, allowing time for receipt before the Annual Meeting. 5 Annual Meeting Online during the virtual meeting on November 23, 2026 at 1:00 p.m. ET at meetnow.global/MHUVR7M , using the 14 - digit control number. No pre - registration is required. Firms voting on behalf of multiple client accounts Firms with authority to vote client accounts may submit a single set of firm - level voting instructions covering multiple accounts, using an authorization and instruction letter prepared by Computershare. Contact transactionsupport@greenbackercapital.com to coordinate. Attendance and changes to a vote Attendance at the Annual Meeting is not required; a proxy submitted in advance will be voted at the meeting. A shareholder may change a vote by submitting a later - dated proxy before voting closes, as described in the definitive proxy statement/prospectus. 1. Telephone numbers, hours and website addresses are as printed on the proxy card. Cutoff times for internet, telephone and mai l v oting are set forth in the proxy materials. 9

+ Greenbacker / MN8 Merger | All - Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 THE PROXY VOTE Completing the Proxy Card A proxy card must be signed and dated to be counted 1 Proposal 1: election of directors Mark FOR ALL, WITHHOLD ALL or FOR ALL EXCEPT. To withhold authority for an individual nominee, mark FOR ALL EXCEPT and write the nominee’s number on the line provided. 2 Proposals 2 through 5 Mark FOR, AGAINST or ABSTAIN for each proposal. Proposals 3 and 5 must each be approved for the merger to be completed. 3 Section B: authorized signatures Sign and date exactly as the name(s) appear on the card. Joint holders each sign; trustees, executors, officers and others signing in a representative capacity give their full title. 4 Proposals left unmarked A signed card returned without a choice indicated is voted FOR the proposals, as recommended by the Board. The proxy card does not include the consideration election. Election materials are a separate distribution and are not includ ed on the proxy voting website. 10

THE CONSIDERATION ELECTION

Consideration Election Options

One election applies to all Securities held in the account; cash elections are subject to proration

EQUITY ELECTION

100% MN8 common units

Exchange all Securities for MN8 common units. Also applies to any shareholder who does not make a valid election (a deemed Equity Election).

CASH ELECTION

100% cash

Exchange all Securities for the cash consideration, subject to the Maximum Cash Election Amount[1] and proration.

MIXED ELECTION

50% cash / 50% MN8 common units

Exchange Securities for a combination of 50% cash and 50% MN8 common units; the cash portion is subject to the Maximum Cash Election Amount[1] and proration.

Deemed Equity Election

A shareholder is deemed to have made an Equity Election if the shareholder:

A. fails to follow the instructions in the Election Form and Letter of Transmittal or otherwise fails properly to make an election;
B. does not have a properly completed Election Form and Letter of Transmittal received by the Paying Agent at or before the Election Deadline; or
C. properly and timely revokes a prior election without making a new election.

Important considerations

- No merger consideration, cash or equity, is paid unless the merger is approved by shareholders and completed.
- If cash elections exceed the Maximum Cash Election Amount[1], cash-electing shareholders receive cash on a pro rata basis and the balance in MN8 common units. Elections may be changed or revoked prior to the Election Deadline.
- Every shareholder is entitled to a pro rata share of any contingent consideration that becomes payable, regardless of election.[2]

1. The Maximum Cash Election Amount equals $125,000,000, minus (i) the Reserve Amount of $5,000,000, the Additional Consideration Holdback Amount of $25,000,000 and 28.5% of the Closing Greenbacker Transaction Expenses (as defined in the merger agreement), plus (ii) the amount payable at closing in respect of the Closing Additional Consideration Amount (as defined in the merger agreement), if any. No guarantee can be made that a shareholder will receive the amount of cash consideration elected, or as to the value of the consideration received relative to the value of the Securities exchanged.
2. Contingent consideration consists of the Representative Reserve Release Amount and the Post-Closing Additional Consideration Amount (each as defined in the merger agreement), in each case if and to the extent payable under the merger agreement. Neither Greenbacker nor MN8 makes any recommendation as to which election a shareholder should make.

MN8 + G   Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3   11

THE CONSIDERATION ELECTION

Election Materials: Delivery and Contents

Delivered by the Paying Agent separately from the proxy materials, with separate credentials

Delivery
Email or physical mail according to each account's delivery preference. The distribution is expected to commence October 23, with email delivery and the election website first and physical mail to follow.

Contents
The Election Form and Letter of Transmittal (a single document), including the election options, signature section, Special Payment and Delivery Form, instructions and frequently asked questions.

Credentials
Holder Account Number, Account Code and Control Code, printed on the first page. These differ from the proxy Control Number and Security Code.

More than one account
A separate Election Form may be required for each account or registration. Each Election Form received should be completed and returned.


Computershare
Greenbacker Renewable Energy Company LLC
000001
MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6
Holder Account Number
C 1234567890
J N T
TOTAL SHARES 12345678901234
[Date]
The deadline for receipt of your Election Form and Letter of Transmittal will be the date that the Company publicly announces pursuant to Section 2.04(a)(ii) of the Merger Agreement (the "Election Deadline").
TO PARTICIPATE IN THE ELECTION, YOU MUST SUBMIT YOUR INSTRUCTIONS USING ONE OF THE FOLLOWING OPTIONS:
ELECTION FORM AND LETTER OF TRANSMITTAL - ACTION REQUIRED BEFORE 5:00 PM EASTERN TIME ON [ ], 2026

1. Based on the form of Election Form and Letter of Transmittal; the materials as delivered govern. Screenshots are illustrative.

Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3
12

THE CONSIDERATION ELECTION

Completing the Election Form and Letter of Transmittal

A properly completed form is required for the election to be effective and for cash consideration to be paid

1. **Mark one election**
   Equity, Cash or Mixed. One election applies to all Securities held in the account.

2. **Sign exactly as registered**
   Sign exactly as the name(s) appear on the registration or book-entry account. Co-owners each sign. Anyone signing in a fiduciary or representative capacity gives a full title and provides evidence of authority.

3. **Tax certification**
   U.S. holders provide an IRS Form W-9 unless the account bears a certification indicator and a valid Form W-9 is on file; non-U.S. holders provide the applicable IRS Form W-8. Holders that do not may be subject to backup withholding at 24% (under current law).

4. **Special Payment and Delivery Form**
   Required only to issue or deliver consideration to a different name or address. Requires an original Medallion Signature Guarantee; notary stamps are not accepted. Not applicable to custodial-held positions.

Terms of the Letter of Transmittal. The Letter of Transmittal contains representations and warranties, a release of claims and other terms, including a power of attorney in favor of MN8 Energy Holdings LLC and, for holders receiving MN8 common units, agreement to the A&R Holdings LLC Agreement, including its lock-up provisions. Shareholders should read it in its entirety.



ELECTION FORM AND LETTER OF TRANSMITTAL

I hereby elect to receive the following as consideration for my shares of Securities held in this account:

☐ **EQUITY ELECTION**
Mark this box to elect to exchange all of your Securities for MN8 common units.

☐ **CASH ELECTION**
Mark this box to elect to exchange all of your Securities for the cash consideration.

☐ **MIXED ELECTION**
Mark this box to elect to exchange your Securities for a combination consideration consisting of 50% cash and 50% MN8 common units.

You will be deemed to have made an "Equity Election" if:
A. You fail to follow the instructions on this Letter of Transmittal and Election Form or otherwise fail properly to make an election;
B. A properly completed Election Form and Letter of Transmittal is not received by the Paying Agent at or before the Election Deadline; or
C. You properly and timely revoke a prior election without making a new election.

These elections will be subject to proration based on a proration adjustment as set forth in the Merger Agreement if cash consideration is oversubscribed.

No guarantee can be made that you will receive the amount of cash consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the Securities being exchanged.

To be effective, this Election Form and Letter of Transmittal must be properly completed, signed and delivered to the Paying Agent at one of the addresses listed in the attached instructions by the Election Deadline. Do not send your election materials to the Company, Holdings, MN8 Energy, Merger Sub or the Information Agent.

SIGNATURE(S) REQUIRED. *Signature of Registered Holder(s) or Agent*
Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on the registration or the electronic book-entry account. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation, or other person acting in a fiduciary or representative capacity, please set forth full title. See Instructions B.1 and B.2.

Signature of owner	Signature of co-owner, if any	Area Code/Phone Number

MANDATORY CORPORATE ACTIONS COY: MN8

2

MN8 + G | Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 13

THE CONSIDERATION ELECTION

Submitting the Election

Elections must be received, not postmarked, by 5:00 p.m. ET on November 23, 2026

OPTION 1

Internet

Visit the Consideration Election Website at https://greenbacker.computersharecas.com/, sign in with the Account Code and Control Code, and submit the election with any required tax form. To pay or register consideration in a different name, use Option 2.

OPTION 2

Mail or courier

Complete, sign and return the form, with any required tax form, to Computershare Trust Company, N.A., c/o Voluntary Corporate Actions:

U.S. mail: P.O. Box 43011, Providence, RI 02940

Courier: 150 Royall Street, Suite V, Canton, MA 02021



Welcome to the Consideration Election Website for shareholders of Greenbacker Renewable Energy Company LLC
Login
Account Code*
Control Code*
How to log in
Please enter your 11-digit Account Code and 9-character Control Code. Paste the Control Code or make sure you type it in capital letters.
After you enter your Account Code and Control Code click the 'Continue' button.
The deadline for your consideration election is November 23rd, 2026
CONTINUE

Custodial-held accounts

Shareholders holding through a custodian or intermediary should contact that party and follow its instructions. Intermediaries may establish deadlines earlier than the Election Deadline.

Where to send

Send election materials only to the Paying Agent. Materials sent to Greenbacker, MN8, Merger Sub, the Securityholders' Representative or Georgeson will not be forwarded. Registered mail, appropriately insured, with return receipt requested, is suggested.

MN8 + G Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 14

+ Greenbacker / MN8 Merger | All - Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 SUMMARY Effect of Not Voting or Not Electing Each account’s outcome depends on both actions being completed PROXY VOTE An account is not voted Has the same effect as a vote AGAINST Proposal 3 (the merger agreement proposal) and Proposal 5 (the charter amendment proposal). PROXY VOTE A signed proxy card is returned without instructions The shares are voted FOR each proposal, as recommended by the Greenbacker Board of Directors. ELECTION / CLOSING No valid election is received by the Election Deadline The shareholder is deemed to have made an Equity Election and receives MN8 common units in respect of all Securities. Entitlement to any contingent consideration that becomes payable is unaffected. ELECTION / CLOSING The merger is not approved or not completed No merger consideration, cash or equity, is paid or issued, and Greenbacker shares are not converted, regardless of any election submitted. Innisfree M&A Incorporated, the proxy solicitor, may contact shareholders whose accounts have not been voted. Outreach to an acc ount ends once its vote is recorded. 15

FOLLOWING CLOSING

Following Closing: Delivery of Merger Consideration

Closing is expected on December 1, 2026, subject to shareholder approval and the other closing conditions

1

Conversion

At the Effective Time, each outstanding Greenbacker share (other than Canceled Shares) is canceled and converted into the right to receive the applicable merger consideration.

2

Cash consideration

Paid by the Paying Agent to the account of record, based on each account's final election after any proration, and expected within five business days after closing, subject to receipt of required documentation. For custodial-held positions, cash may be delivered directly to the custodian.

3

MN8 common units

Issued in accordance with procedures established by MN8 Energy and communicated following closing. No fractional units are issued; a holder's units are aggregated and rounded to the nearest whole unit.

4

Contingent amounts

The Representative Reserve Release Amount and the Post-Closing Additional Consideration Amount, if and to the extent payable, are distributed pro rata to former Greenbacker shareholders regardless of election.

Tax treatment. The receipt of merger consideration in exchange for securities is expected to be a taxable transaction for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Considerations" in the definitive proxy statement/prospectus. The tax consequences to each shareholder depend on that shareholder's particular circumstances; shareholders should consult their own tax advisors.

1. Holders receiving MN8 common units will be bound by the A&R Holdings LLC Agreement, including the lock-up provisions described in the Letter of Transmittal and the definitive proxy statement/prospectus. Timing of payment is an expectation and is subject to change.

MN8 + Greenbacker / MN8 Merger | All-Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3

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+ Greenbacker / MN8 Merger | All - Advisor Operational Call | October 22, 2026 | See Important Disclosures on slides 2 and 3 RESOURCES Contacts and Resources Voting questions are handled by Innisfree; election questions are handled by Georgeson VOTING QUESTIONS Innisfree M&A Incorporated Proxy solicitor Voting assistance (live agent), as printed on the proxy card: 1 - 877 - 687 - 1866 ELECTION QUESTIONS Georgeson LLC Information Agent 1 - 866 - 632 - 3340 Election materials are submitted only to Computershare Trust Company, N.A., as Paying Agent ADVISOR AND FIRM QUESTIONS Greenbacker Investor Relations transactionsupport@greenbackercapital.com Including firm - level voting instructions and transaction questions DOCUMENTS Definitive proxy statement/prospectus www.sec.gov | www.proxy - direct.com/GRE - 35348 | www.greenbackercapital.com, under “Public filings and investor materials” Merger agreement Filed as an exhibit to Greenbacker’s Current Report on Form 8 - K and included in the definitive proxy statement/prospectus This presentation and call recording Will be made available to registered participants following the call 17

+ Questions Questions not addressed on today’s call may be directed to transactionsupport@greenbackercapital.com. 18